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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 6-K

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Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of November 2017

Commission File Number: 001-15102

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Embraer S.A.

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Av. Brigadeiro Faria Lima, 2170

12227-901 São José dos Campos, São Paulo, Brazil

(Address of principal executive offices)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Philippine Air Force Selects the A-29 Super Tucano for Close Air Support Role

São Paulo, Brazil, November 30, 2017 – Embraer announced today a firm order of six A-29 Super Tucano light attack and advanced training aircraft for the Philippine Air Force (PAF). After a comprehensive public bidding process participated by several manufacturers from around the globe and complying with the stringent evaluation processes the Super Tucano was selected as part of the PAF’s ongoing modernization plan. The aircraft will be deployed for close air support, light attack, surveillance, air-to-air interception, and counterinsurgency missions. Deliveries will start in 2019.

“We are honored to be selected by the Philippine Air Force, our second operator in the Asia-Pacific region, and with the confidence expressed by our customer”, said Jackson Schneider, president and CEO of Embraer Defense & Security. “The Super Tucano is the best light attack aircraft in the market and we are confident that it will accomplish with excellence the missions it was selected for”.

The A-29 Super Tucano is a durable, versatile and powerful turboprop aircraft capable of carrying out a wide range of missions, even operating from unimproved runways. To date, the Super Tucano was selected by 14 air forces worldwide. Once the delivery of these aircraft is completed, they will be turned over to and maintained by the 15th Strike Wing, the PAF’s end-user.

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About Embraer

Embraer is a global company headquartered in Brazil with businesses in commercial and executive aviation, defense & security. The company designs, develops, manufactures and markets aircraft and systems, providing customer support and services.

Since it was founded in 1969, Embraer has delivered more than 8,000 aircraft. About every 10 seconds an aircraft manufactured by Embraer takes off somewhere in the world, transporting over 145 million passengers a year.

Embraer is the leading manufacturer of commercial jets up to 130 seats. The company maintains industrial units, offices, service and parts distribution centers, among other activities, across the Americas, Africa, Asia and Europe.

PRESS OFFICES

Headquarters (Brazil)	North America	Europe, Middle East and Africa	China	Asia Pacific
Corporate Communications press@embraer.com.br Cell: +55 11 94254 4017 Tel.: +55 11 3040 1799	Alyssa Ten Eyck aeyck@embraer.com Cell: +1 954 383 0460 Tel.: +1 954 359 3847	Guy Douglas guy.douglas@nl.embraer.com Cell: +33 (0)657120121 Tel.: +33 (0)202158109	Mirage Zhong mirage.zhong@bjs.embraer.com Cell: +86 185 1378 5180 Tel.: +86 10 6598 9988	Nilma Missir-Boissac nilma.boissac@sin.embraer.com Cell: +65 9012 8428 Tel.: +65 6305 9955

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 30, 2017

Embraer S.A.

By:	/s/ José Antonio de Almeida Filippo
	Name:	José Antonio de Almeida Filippo
	Title:	Executive Vice-President and Chief Financial and Investor Relations Officer